

02005552

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 25 2002

SEC FILE NUMBER
8-27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Wells Fargo Plaza, 7900 Xerxes Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gregory A. Stroh 952-893-1200 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul E. Strot, Ltd.
(Name — *if individual, state last, first, middle name*)

5120 South County Road 101 (Address) Minnetonka (City) MN (State) 55345 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



THOM C. BERKOWITZ
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 25 2002

CAPITAL MANAGEMENT SECURITIES, INC.
BLOOMINGTON, MINNESOTA

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2001 AND 2000

PAUL E. STROT, LTD.
CERTIFIED PUBLIC ACCOUNTANT
5120 S. COUNTY ROAD 101, SUITE 100
MINNETONKA, MINNESOTA
55345

CAPITAL MANAGEMENT SECURITIES, INC.

Table of Contents

Office (952) 470-5877
(800) 472-7057
Fax (952) 470-2150
E-mail PESLTD@ENS.NET

Paul E. Strot, Ltd.

Certified Public Accountants

5120 S. Co. Rd. 101, Suite 100
Minnetonka, MN 55345

Board of Directors
Capital Management Securities, Inc.
500 Norwest Financial Center
Bloomington, MN

Independent Auditor's Report

I have audited the accompanying statements of financial condition of Capital Management Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Paul E. Strot, Ltd.

February 5, 2002

CAPITAL MANAGEMENT SECURITIES, INC.
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash, including clearing account	$ 119,766	$ 80,981
Accounts Receivable	30,037	70,669
Prepaid expenses	21,027	16,681
Total Current Assets	170,830	168,331
Fixed Assets - at cost		
Office furniture and equipment	145,636	122,935
Less accumulated depreciation	(128,528)	(107,124)
Total Fixed Assets - net	17,108	15,811
Total Assets	$ 187,938	$ 184,142

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Commissions payable	$ 37,735	$ 53,678
Subordinated notes payable	-	12,000
Accounts payable and accrued expenses	7,986	9,189
Accrued income taxes payable	2,991	
Accrued payroll and related taxes	77	189
Total Current Liabilities	48,789	75,056
Stockholders' Equity		
Common stock, $0.01 per share; 1,000,000 shares authorized; 12,214 shares issued and outstanding at December 31, 2001	122	122
Additional paid in capital	57,252	57,252
Retained earnings	81,775	51,712
Total Stockholders' Equity	139,149	109,086
Total Liabilities and Stockholders' Equity	$ 187,938	$ 184,142

See accompanying Notes to Financial Statements.

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues	$ 1,078,779	$ 1,249,124
Expenses		
Commissions	749,150	961,923
Salaries, payroll taxes and employee benefits	104,604	122,960
Equipment rental	23,328	20,479
Insurance	2,148	1,980
Miscellaneous	5,029	3,325
Office supplies and printing	7,009	6,389
Postage and messenger service	3,682	3,495
Professional services	32,009	10,582
Regulatory expenses	3,334	7,647
Rent	53,068	56,482
Repairs and maintenance	17,700	16,170
Subscriptions and publications	9,947	12,257
Telephone	7,626	8,652
Travel and entertainment	5,687	5,126
Depreciation and amortization	21,404	3,373
Total expenses	1,045,725	1,240,840
Income before income taxes	33,054	8,284
Provision for income taxes	2,991	300
Net income	30,063	7,984
Retained earnings - beginning of year	51,712	43,728
Retained earnings - end of year	$ 81,775	$ 51,712

See accompanying Notes to Financial Statements.

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

STOCKHOLDERS' EQUITY	2001	2000
Balance January 1	$ 109,086	$ 101,102
Stock issued	-	-
Redemption of stock	-	-
Net income	30,063	7,984
Balance December 31	$ 139,149	$ 109,086

See accompanying Notes to Financial Statements.

CAPITAL MANAGEMENT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOW FROM OPERATIONS		
Net income	$ 30,063	$ 7,984
Items needed to reconcile net income to cash flow from operations:		
Depreciation and amortization	21,404	3,373
Change in accounts receivable	40,632	76,642
Change in prepaid expenses	(4,346)	128
Change in commissions payable	(15,943)	(45,614)
Change in accrued expenses	1,676	2,871
Net cash flow from operations	73,486	45,384
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(22,701)	(2,382)
CASH FLOW FROM FINANCING ACTIVITIES		
Payments on subordinated notes payable	(12,000)	-
Net change in cash	38,785	43,002
Cash beginning of year	80,981	37,979
CASH END OF YEAR	$ 119,766	$ 80,981

Memo:
Amounts paid on income taxes are disclosed in Note 1.
Amounts paid on interest expense are disclosed in Note 2.

See accompanying Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Capital Management Securities, Inc. was a division of Capital Management Associates, Inc., which was incorporated on April 7, 1975. This Company was separately incorporated on December 5, 1988 as part of a restructuring. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Recognition of Revenue

Commission income from sales of securities are recorded on the trade date. Receivables are not secured by any collateral.

Depreciation

Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years. The Company also uses Section 179(b) depreciation to accelerate depreciation up to $24,000 in the year of acquisition, per tax rules. This accelerated depreciation does not materially distort the financial statements because by its application, a more conservative asset base and net income are shown.

Cash and Cash Equivalents

Cash and cash equivalents include all funds on deposit in banks and other depository institutions, including money market funds. Money market funds are subject to a 2% haircut in calculation of net capital. There were no balances in money market funds in either year.

Income Taxes

The Company uses the cash basis of accounting when filing its income tax returns which are consolidated with its parent and two related companies. There are no material timing differences between cash basis and accrual basis income; therefore, no provision for deferred taxes is necessary. For 2001, taxes due includes $1,860 to Federal and $1,131 to Minnesota, for a total of $2,991, and this includes the $300 minimum filing fee to Minnesota, which is shown in 2000. During the years 2001 and 2000, the only cash payments on taxes were the $300 minimum filing fees. In 2002, the accrued amount of $2,991 will be paid.

CAPITAL MANAGEMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs, if any are incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS – SUBORDINATED NOTES

Subordinated notes of $0 and $12,000 were due to two stockholders of the company at December 31, 2001 and 2000. The notes carried interest at an 11% annual rate, and were paid off in 2001. Interest expense on these notes was $587 and $1,342 for the years ended December 31, 2001 and 2000.

NOTE 3 - LEASE OBLIGATIONS – OFFICE FACILITY

The Company and related parties have a lease on their office facility that expires June 30, 2003. The lease covers 5,119 square feet at an annual rent of $140,124, including operating expenses. The lease calls for increases of 50 cents per square foot per year, plus any change in property taxes and operating expenses that exceed the amount spent on these items in 1998. The Company has a sublease agreement with a non-related business for 30% of the space covered under the lease. Both parties are jointly liable on the lease. The 70% portion covered by Capital Management Securities is split between it and Capital Management Associates, a related party, on the ratio of 55% and 45%, respectively.

Future minimum lease payments, not counting any increases in operating costs, are as follows:

NOTE 3 - LEASE OBLIGATIONS – OFFICE FACILITY (continued)

Year	Months	Gross Monthly Rent	Gross Annual Lease Obligation	CMS and Related Entities 70% Share	Other Party's 30% Share
2002	12	$12,103	$145,236	$101,665	$43,571
2003	6	12,316	73,896	51,727	22,169
			$219,132	$153,392	$65,740

NOTE 4 –LONG-TERM EQUIPMENT LEASES TREATED AS OPERATING LEASES – INCLUDING RELATED PARTY

The following is a schedule of the operating leases entered into by this Company (CMS) and, in some cases, the payments are split with a related sister company, Capital Management Associates, Inc. (CMA). MacLennen is a shareholder.

	Commences/ Ends	Term	Total Pmt./Mo. (Incl. tax)	CMS 2001 Payments	CMA 2001 Payments
MacLennen – Computer Lease (Final payment of $1,800 paid on 03/01/01.)	01/02/98 03/01/01	15 mo.	$985.13	$3,168.48	$1,586.91
MacLennan – Phone System	11/27/01 11/27/05	48 mo.	360.92	317.60	404.24
GreatAmerica Leasing Corp. – Konica 7040 Copier	10/30/98 01/31/04	63 mo.	352.96	2,892.17	1,794.89
Diversified Financial Resources, Inc. – Hewlett Packard Server	01/15/01 07/15/03	30 mo.	454.76	5,002.36	0

NOTE 4 –LONG-TERM EQUIPMENT LEASES TREATED AS OPERATING LEASES – INCLUDING RELATED PARTY (continued)

Management has elected to treat these leases as operating leases and expense the payments, rather than capitalize their cost, and recognize liability and claim depreciation expenses because the leases do not violate the safe harbor requirements of FASB opinion #13 on leases. Management believes the terms are for less than 75% of the assets' useful lives and the present values of the leased payments are less than 90% of the equipments' fair market value, using hypothetical incremental borrowing rates of not greater than 13%. There is also no transfer of the property at the end of the lease and no bargain purchase option. Based on this information, the Company is not required to capitalize these obligations.

Future minimum payments on equipment leases are as follows, and include the entire monthly payment, for which either company is fully liable.

	Phones	Copier	Server	Total
Yr. 2002	$ 4,331	$4,236	$5,457	$14,024
2003	4,331	4,236	2,729	11,296
2004	4,331	353	-	4,684
2005	3,970	-	-	3,970
	$16,963	$8,825	$8,186	$33,974

SUPPLEMENTAL INFORMATION

Paul E. Strot, Ltd.
Certified Public Accountants

Office (952) 470-5877
(800) 472-7057
Fax (952) 470-2150
E-mail PESLTD@ENS.NET
5120 S. Co. Rd. 101, Suite 100
Minnetonka, MN 55345

Board of Directors
Capital Management Securities, Inc.
500 Norwest Financial Center
Bloomington, Minnesota

Independent Auditor's Report

I have audited the accompanying financial statements of Capital Management Securities, Inc. as of and for the year ended December 31, 2001, and have issued my report thereon dated January 31, 2001. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paul E. Strot, Ltd.

February 5, 2002


CPA

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Net Capital	
Total stockholders' equity	$ 139,149
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	139,149
Non-allowable assets	
Non-allowable accounts receivable	4,794
Prepaid expenses	21,027
Fixed assets - net	17,108
Total non-allowable assets	42,929
Net Capital	$ 96,220
Basic Net Capital Requirement	
Liabilities	48,789
Required percent	6.667%
Computed basic net capital requirement	3,254
Minimum net capital required	25,000
Net capital (from above)	96,220
Excess Capital over Minimum	$ 71,220
Computation of Aggregate Indebtedness	
A. Indebtedness	48,789
B. Net Capital	71,220
Percent of Debt to Net Capital (A divided by B)	68.5%

CAPITAL MANAGEMENT SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT
DECEMBER 31, 2001

	Per Audit Report	Per Focus Report	Difference	Explanation
Stockholders' Equity	$ 139,149	$ 158,085	(18,936)	1.
Plus subordinated debt	-	-	-	
Less non-allowable assets	(42,929)	(58,843)	15,914	2.
Net capital before securities haircut	96,220	99,242	(3,022)	
Haircut on money market funds	-	-	-	
Net Capital	$ 96,220	$ 99,242	(3,022)	

Explanation

1. Net audit adjustments - see page 13.
2. Non-allowable assets included in net audit adjustments.

CAPITAL MANAGEMENT SECURITIES, INC.
RECONCILIATION OF AUDITED BALANCE SHEET TO BALANCE SHEET PER FOCUS REPORT
DECEMBER 31, 2001

	Per Audit Report	Per Focus Report	Difference	Explanation
Assets				
Cash	$ 106,184	$ 104,776	1,408	1.
Clearing account (grouped with Cash on audit report)	13,582	13,520	62	2.
Receivables	30,037	31,540	(1,503)	3.
Equipment - net	17,108	34,524	(17,416)	4.
Other assets	21,027	19,525	1,502	3.
Total Assets	187,938	203,885	(15,947)	
Liabilities and Equity				
Commissions payable	$ 37,735	$ 37,735	-	
Subordinated notes payable	-	-	-	
Accounts payable and accrued liabilities	8,063	8,065	(2)	Rounding
Accrued income taxes	2,991	-	(2,991)	5.
Common stock and paid in capital	57,374	57,374	-	
Retained earnings	81,775	100,711	(18,936)	
Total Liabilities and Equity	$ 187,938	$ 203,885	(21,929)	

Explanation

1. To increase cash per audited reconciliation (old outstanding checks written off).
2. To adjust for interest income.
3. Reclass holdback portion of MJK clearing account.
4. Increase in depreciation expense to record Section 179(b) depreciation.
5. To record tax provision of $2,991 ($1,860 Federal plus $1,131 Minnesota).

PAUL E. STROT, LTD
CERTIFIED PUBLIC ACCOUNTANTS
5120 S. COUNTY ROAD 101, SUITE 100
MINNETONKA, MINNESOTA 55345

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Capital Management Securities, Inc.:

In planning and performing my audit of the financial statements of Capital Management Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Paul E. Strot, Ltd.

February 5, 2002